EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction of Incorporation
Maxim Integrated Products UK Limited	United Kingdom
Maxim Integrated Products GmbH	Germany
Maxim Gesellschaft fur elektronische integrierte Baustine GmbH	Germany
Maxim France SARL	France
Maxim Integrated Products Netherlands B.V.	Netherlands
Maxim Integrated Products GmbH	Austria
Maxim Integrated Products (Ireland) Holdings Limited	Ireland
Maxim Integrated Products International Limited	Ireland
Maxim Integrated Products International Sales Limited	Ireland
Maxim Overseas Technology SARL	Luxembourg
Maxim Japan Co., Ltd.	Japan
Maxim Integrated Products Korea Inc.	Korea
Maxim Philippines- Assembly Corporation	Philippines
Maxim Philippines Operating Corporation	Philippines
Maxim Philippines Holding Corporation	Philippines
Maxim Philippines Land Corporation *	Philippines

    * This Subsidiary is 40% owned by the Registrant.

Maxim (I.P.) Enterprise Solutions Corporation	Philippines
Maxim Integrated Products (Thailand) Co., Ltd.	Thailand
MXIM Circuits Design Shanghai Limited	China

Name of Subsidiary	Jurisdiction of Incorporation
Maxim India Integrated Circuit Design Private Limited	India
Maxim Mikroelektronik Tasarim ve Gelistirme Ltd. Sti	Turkey
Maxim Nordic ApS	Denmark
Maxim International Holding, Inc.	Delaware
L&L Engineering, LLC	New Hampshire
Maxim Technology Ltd.	Cayman Islands
Maxim Holding Company Ltd.	Cayman Islands
Maxim Semiconductor Corporation (Taiwan)	Delaware
Dallas Semiconductor Philippines, Inc.	Philippines
Maxim Integrated Products Asia Limited	Hong Kong
Maxim Dallas (Shanghai) Semiconductor Trading Co. Ltd.	China
Mobilygen Corporation	California
Innova Card	France
Teridian Semiconductor Holdings Corp.	Delaware
Teridian Semiconductor Intermediate Holding Corp.	Delaware
Teridian Semiconductor Corporation	California
Phyworks Limited	United Kingdom
Maxim Integrated Products India Sales Private Limited	India
IPR Limited	Cayman Islands
Calvatec Limited	United Kingdom
Genasic Design Systems Ltd.	United Kingdom
Maxim Integrated Germany GmbH	Germany
Maxim Integrated GmbH	Austria
Metrixx Limited	United Kingdom

Name of Subsidiary	**Jurisdiction of Incorporation**
Cambridge Analog Technologies, Inc.	Delaware
TagArray, Inc.	Delaware
Bedrock Automation Platforms, Inc.	Delaware
Scintera Networks LLC	Delaware
Volterra Semiconductor LLC	Delaware
Volterra Asia Pte. Ltd.	Singapore
Volterra Global Marketing Ltd.	Cayman Islands
Volterra International Ltd.	Cayman Islands
Volterra Semiconductor Technology (Shanghai) Co. Ltd.	China